Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2025 RESULTS

Fourth Quarter financial summary

(in thousands of $)	Q4 2025	Q4 2024	% Change	YTD 2025	YTD 2024	% Change
Net income attributable to Golar LNG Ltd	10,358	4,494	130%	65,676	50,839	29%
Total operating revenues	132,812	65,917	101%	393,522	260,372	51%
Adjusted EBITDA [1]	91,004	59,168	54%	264,615	240,500	10%
Golar's share of contractual debt [1]	2,728,923	1,515,357	80%	2,728,923	1,515,357	80%

Recent highlights

•	Golar LNG Limited (“Golar” or “the Company”) reports Q4 2025 net income attributable to Golar of $10 million inclusive of $28 million of non-cash items[1], Adjusted EBITDA[1] of $91 million and Total Golar Cash[1] of $1.2 billion.
•	Full year 2025 net income attributable to Golar of $66 million inclusive of $84 million of non-cash items[1], and Adjusted EBITDA[1] of $265 million.
•	FLNG Hilli exceeded 2025 production target.
•	FLNG Gimi overproduced compared to contractual committed volume during Q4 2025, with production also frequently exceeding nameplate capacity during the quarter.
•	MKII construction on time and on budget.
•	Satisfied all remaining conditions precedent for 20-year MKII FLNG contract with Argentina's Southern Energy S.A. (“SESA”).
•	Positive development of the commercial pipeline. We plan to order our 4th FLNG when commercial terms for long-term deployment have matured.
•	Closed and drew down $1.2 billion FLNG Gimi secured bank facility.
•	Entered the U.S. rated bond market with $500 million of 5-year 7.50% senior unsecured notes.
•	Repaid $190 million outstanding balance of the 2021 Unsecured Bonds that matured in October 2025.
•	Repurchased and cancelled 1.1 million shares during Q4 2025 at an average price of $37.76 per share under $150.0 million share buyback program; $109 million remains available. 101.3 million shares issued and outstanding as of December 31, 2025.
•	Declared dividend of $0.25 per share for the quarter, payable on March 18, 2026 to shareholders of record on March 9, 2026.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

CEO Comment

“Q4 was another active quarter, closing 2025 as a record year of execution for Golar. During the year we secured $14 billion in Adjusted EBITDA backlog1 between the two 20-year contracts for the FLNG Hilli and MKII FLNG to SESA in Argentina, with further upside through attractive commodity exposure. During the year we executed $2.275 billion of new financing facilities. Our Q4 operations across FLNG Hilli and FLNG Gimi continue to build on Golar’s market leading FLNG operations track record. We remain on schedule for the MKII FLNG under construction at CIMC Raffles shipyard in Yantai, China. Preparations for the upcoming upgrades and life extension of the FLNG Hilli are also proceeding to plan.

The primary value of Golar is our market position as the only proven FLNG service provider globally. With in-house technical and operational expertise, we have demonstrated a market leading capex/ton for FLNG capacity as well as market leading operational uptime. We see continued strong development of our commercial pipeline and are pleased to advance multiple discussions in both existing and geographies new to FLNG deployment. We strive to utilize the platform value, further financing optimization and our growth pipeline to drive stakeholder value during 2026.”

Summary and review of financial results

Business Performance(3)

	2025		2024
	Oct-Dec	Jul-Sep	Oct-Dec
(in thousands of $)	Total	Total	Total
Net income	23,148	45,710	15,037
Income tax expense/(benefit)	1,901	1,788	(504)
Net income before income taxes	25,049	47,498	14,533
Depreciation and amortization	12,203	12,208	13,642
Unrealized loss on oil and gas derivative instruments	20,553	12,732	14,269
Impairment of long-term assets	—	—	22,933
Other non-operating loss	—	—	7,000
Interest income	(10,926)	(9,129)	(9,866)
Interest expense, net	23,636	9,289	—
(Gains)/losses on derivative instruments	(2,269)	(547)	(8,711)
Other financial items, net	11,412	901	1,153
Net income from equity method investments	1,032	327	4,215
Sales-type lease receivable in excess of interest income [1]	10,314	10,141	—
Adjusted EBITDA (1)	91,004	83,420	59,168

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

	2025
	Oct-Dec
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	58,623	—	58,623	—	58,623
Sales-type lease revenue	44,536	—	44,536	—	44,536
Vessel management fees and other revenues	23,325	6,328	29,653	—	29,653
Vessel operating expenses	(42,217)	(9,894)	(52,111)	—	(52,111)
Administrative expenses	95	(5,354)	(5,259)	—	(5,259)
Project development expenses	(2,235)	(785)	(3,020)	—	(3,020)
Realized gain on oil and gas derivative instruments (2)	11,856	—	11,856	—	11,856
Other operating gain/(loss)	2,143	(5,731)	(3,588)	—	(3,588)
Sales-type lease receivable in excess of interest income [1]	10,314	—	10,314	(10,314)	—
Adjusted EBITDA [1]	106,440	(15,436)	91,004	(10,314)	80,690

	2025
	Jul-Sep
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	55,971	—	55,971	—	55,971
Sales-type lease revenue	38,706	—	38,706	—	38,706
Vessel management fees and other revenues	20,763	7,095	27,858	—	27,858
Vessel operating expenses	(40,450)	(6,596)	(47,046)	—	(47,046)
Administrative expenses	(291)	(7,985)	(8,276)	—	(8,276)
Project development expenses	(6,558)	(565)	(7,123)	—	(7,123)
Realized gain on oil and gas derivative instruments (2)	13,587	—	13,587	—	13,587
Other operating loss	—	(398)	(398)	—	(398)
Sales-type lease receivable in excess of interest income [1]	10,141	—	10,141	(10,141)	—
Adjusted EBITDA [1]	91,869	(8,449)	83,420	(10,141)	73,279

	2024
	Oct-Dec
(in thousands of $)	FLNG	Corporate and other	Total
Liquefaction services revenue	56,396	—	56,396
Vessel management fees and other revenues	—	6,025	6,025
Time and voyage charter revenues	—	3,496	3,496
Vessel operating expenses	(19,788)	(8,567)	(28,355)
Administrative expenses	(264)	(7,241)	(7,505)
Project development expenses	(3,624)	(1,236)	(4,860)
Realized gain on oil and gas derivative instruments (2)	33,502	—	33,502
Other operating income	469	—	469
Adjusted EBITDA [1]	66,691	(7,523)	59,168

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the FLNG Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gains on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

(3) On COD of FLNG Gimi in Q2 2025, a sales-type lease receivable was recognized in the balance sheet. The accounting for a sales-type lease is different to Golar’s other commercial agreements, which have typically been accounted for as operating leases. In order to compare the performance of FLNG Gimi with our wider business, management determined that it would measure the performance of the FLNG Gimi sales-type lease based on Adjusted EBITDA1 modified by sales-type lease receivable in excess of interest income1. This approach allows Golar to review the economic results of FLNG Gimi in a format consistent with FLNG Hilli.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Golar reports today Q4 2025 net income of $23 million, before non-controlling interests, inclusive of $28 million of non-cash items1. Adjusted EBITDA1 at $91 million for Q4 was $8 million higher than Q3. Overproduction-related earnings from FLNG Hilli and FLNG Gimi together with reduced administration and project-related costs partially offset by higher operating costs and lower realized gains on oil and gas derivative instruments account for most of the increase.

The $28 million of Q4 non-cash items1 is comprised of:

•	TTF and Brent oil linked derivative instruments’ unrealized mark-to-market (“MTM”) losses of $21 million;
•	Extinguishment loss of $10 million relating to the write off of unamortized deferred financing costs from our former $700 million Gimi debt facility; and,
•	$3 million MTM gain on interest rate swaps.

During Q4, we recognized a total of $12 million realized gains on FLNG Hilli's oil and gas derivative instruments, comprised of a:

•	$6 million realized gain on the Brent oil linked derivative instrument; and,
•	$6 million realized gain in respect of fees for the TTF linked production.

A total of $21 million of unrealized non-cash losses in relation to FLNG Hilli’s oil and gas derivative assets, with corresponding changes in fair value in its constituent parts have been recognized on our unaudited Q4 consolidated statement of operations as follows:

•	$12 million loss on the Brent oil linked derivative asset; and,
•	$9 million loss on the TTF linked natural gas derivative asset.

Corporate/Other

Operating revenues and costs under corporate and other items are comprised of two FSRU operate and maintain agreements in respect of the LNG Croatia and Italis LNG. The LNG Croatia contract concluded in late December 2025 and the Italis LNG contract is expected to end within 1H 2026.

Balance sheet and liquidity

Total Golar Cash1 as of December 31, 2025 was $1.2 billion. Golar’s share of Contractual Debt1 as of December 31, 2025 is $2.7 billion. After deducting Total Golar Cash1 from Golar’s share of Contractual Debt1, the net debt position as of Q4 2025 amounted to $1.5 billion.

Asset under development of $1.2 billion relates to our MKII FLNG conversion project, which has been fully equity funded to date. Total Golar Cash1 could be used to fund all remaining capital expenditure in respect of this $2.2 billion conversion project, however asset level financing on the back of its confirmed 20-year contract continues to be evaluated. Equity released upon closing of a financing facility could be directed towards attractive FLNG growth opportunities.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Recent key financial transactions and updates

In October 2025, Golar closed a credit rated private offering of $500 million in aggregate principal amount of senior unsecured notes due 2030. The 144A/Reg S denominated benchmark 5NC2 Notes were issued at par, with interest at a rate of 7.50% per year and will mature on October 2, 2030. Of the $491 million proceeds net of fees and expenses, $190 million was used to repay the outstanding principal balance of the 2021 Unsecured Bonds that matured in October 2025.

In November 2025, Golar successfully closed and drew down a new $1.2 billion asset backed debt facility agreement with a consortium of banks for the refinancing of FLNG Gimi. The new $1.2 billion bank facility replaced an existing bank facility with an outstanding amount of $627 million as of November 2025. The new bank debt facility has a 7-year tenor, 16-year amortization profile and incurs interest at SOFR plus a margin of 2.50% p.a. Golar’s 70% share of the net liquidity released from the bank refinancing amounted to approximately $400 million after repayment of the existing Gimi debt facility and unwinding of the existing interest-rate swap. During the quarter, Golar entered into new interest rate swap agreements to hedge $600 million of the $1.2 billion floating rate debt at a rate of SOFR plus 3.43%.

Liquefaction projects overview

In aggregate, across FLNG Hilli and FLNG Gimi, we have 5.1MTPA of liquefaction capacity on the water, a further 3.5MTPA currently under construction and a fourth unit under consideration.

FLNG Hilli

Maintained her market leading operational track record. During 2025, FLNG Hilli exceeded her contracted production volume with cumulative production since contract start-up exceeding 10 million tonnes. FLNG Hilli is currently offloading her 148th cargo.

The existing contract in Cameroon ends in Q3 2026. Immediately thereafter, the vessel will proceed to Seatrium’s Singapore shipyard for upgrades and life extension works, before starting 20-years of operations offshore Argentina with SESA in H2 2027. The total budget for upgrade costs, positioning, operating costs, fuel and insurance during the period between the end of the contract in Cameroon and the expected Commercial Operations Date (“COD”) in Argentina is estimated at $350 million. The required long lead items and equipment needed for the work at Seatrium have been ordered, and prefabrication of certain work scopes has started at the shipyard. The current FLNG Hilli sale and leaseback financing facility has an outstanding balance at Q4 2025 of $514 million.

Key commercial terms for FLNG Hilli’s 20-year SESA agreement include Adjusted EBITDA1 to Golar of $285 million per year, equivalent to an Adjusted EBITDA backlog1 of $5.7 billion, with an additional commodity linked FLNG tariff component of 25% of Free on Board (“FOB”) prices in excess of $8/MMBtu. This will add approximately $30 million of potential annual upside to Golar for every US dollar the achieved FOB price is above the reference LNG price of $8/MMBtu. The FLNG tariff will also be inflation adjusted at 30% of US CPI from year six (inclusive).

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

There is significant liquidity release potential in debt refinancing alternatives for FLNG Hilli on the back of the existing debt balance of $514 million against an Adjusted EBITDA backlog1 of $5.7 billion. We will opportunistically evaluate debt refinancing alternatives to enhance equity returns for our FLNG Hilli ownership.

FLNG Gimi

FLNG Gimi has a nameplate capacity of 2.7MTPA. The contractual day rate that equates to annual Adjusted EBITDA1 of approximately $215 million on a 100% basis assumes a guaranteed availability of 90% of nameplate capacity, equivalent to around 2.4MTPA. FLNG Gimi is paid on an availability basis. If the unit produces more or less than the contracted 2.4MTPA, the invoiced day rate is adjusted accordingly.

FLNG Gimi achieved its COD in June 2025. The unit is still optimizing operations in close collaboration with the upstream partners of the GTA project. Production is ahead of schedule and solid optimization has been achieved to date. Reflecting this, the Q4 invoiced day rate was 3% above the contractual day rate. FLNG Gimi has frequently produced at volumes that on an annualized basis would significantly surpass its 2.7MTPA nameplate capacity. The throughput of any liquefaction plant is sensitive to gas quality and ambient temperatures. Throughput variation between winter and summer months should therefore be expected, with colder ambient temperatures during winter benefiting production levels. However, based on operations to date, we expect FLNG Gimi to produce above her contracted volumes on an annual average basis.

FLNG Gimi is in the process of offloading its 25th cargo. Golar owns 70% of FLNG Gimi, and the Company’s share of the net earnings backlog1 for the 20-year contract duration is expected to be approximately $3 billion.

Golar continues to actively engage with the GTA partners to identify and develop value enhancing initiatives for the GTA project to further improve the project’s unit economics, including potential for further debottlenecking of the FLNG Gimi nameplate capacity and field operating cost optimizations.

The FLNG Gimi was refinanced during Q4 2025 with the above described $1.2 billion bank facility at improved size, pricing and terms relative to the retired financing facility.

MKII FLNG 3.5MTPA conversion

All conditions precedent and customary closing conditions in connection with the 20-year contract of Golar’s 3.5MTPA MKII FLNG to SESA were satisfied in October 2025.

The 20-year contract of the MKII FLNG solidifies $8 billion of Adjusted EBITDA backlog1 over 20-years, equivalent to $400 million in annual Adjusted EBITDA1 to Golar, before commodity exposure and inflationary adjustments. The commodity linked tariff component will add approximately $40 million of potential annual upside to Golar for every US dollar the achieved FOB price is above the reference LNG price of $8/MMBtu. The MKII FLNG will be deployed in the Gulf of San Mat?as, offshore Argentina, where it will operate in proximity to FLNG Hilli. Similar to FLNG Hilli, the FLNG tariff will be inflation adjusted at 30% of US CPI from year six (inclusive).

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

The MKII FLNG is currently under conversion at CIMC Raffles yard in China. Conversion work remains on schedule and on budget and is expected to complete in Q4 2027. The FLNG unit will then sail to Argentina with contract start-up expected during 2028. Golar has spent $1.1 billion to date, all equity financed.

Southern Energy

SESA is a company formed to enable LNG exports from Argentina. SESA is owned by a consortium of leading Argentinian gas producers including Pan American Energy (30%), YPF (25%), Pampa Energia (20%) and Harbour Energy (15%), as well as Golar (10%).

Golar’s 10% ownership of SESA provides additional commodity exposure. Once both FLNG Hilli and the MKII FLNG are operational in Argentina, the 10% equity stake equates to additional commodity exposure to Golar for every US dollar/MMBtu change in achieved FOB prices above or below SESA’s cash break even. Combined with the commodity exposure in the FLNG contracts, Golar’s total commodity exposure for the two Argentinian FLNG contracts and through our ownership in SESA is up to $100 million for every $1 the FOB price is above $8/MMBtu, with a downside of approximately $28 million for every $1 the FOB price is below SESA’s cash break even.

In December 2025, SESA signed a Heads of Agreement with German state-owned SEFE (Securing Energy for Europe) for the sale of up to 2 million tonnes per annum of LNG over eight years starting late 2027. The agreement remains contingent on the negotiation and execution of final sales and purchase agreements, expected to close within Q1 2026.

SESA is progressing with the development of the required FLNG infrastructure, having awarded approximately $500 million capex, including mooring systems, onshore and offshore pipes, gas compressors and support vessels.

A dedicated pipeline from Vaca Muerta, Neuquen to the Gulf of San Matias, offshore Rio Negro is planned to provide both the FLNG Hilli and MKII FLNG with year round natural gas supply. SESA is responsible for providing the feed gas, including development of the pipeline. In December 2025, SESA selected Welspun Corp (India) as the pipe supplier for the ~500km pipeline. Compression stations have also been awarded and ordered. During Q1 SESA received several EPC proposals for the construction of the pipeline. SESA is also discussing a pipeline financing facility with a syndicate of banks.

FLNG business development

Increasingly strong demand for incremental FLNG tonnage driving positive development of the commercial pipeline. During Q4 we obtained updated yard availability, price and delivery terms for each of our three different FLNG designs ranging in size from 2 to 5MTPA. Given the different size requirements of the projects in development we will refrain from committing significant capital expenditure on our fourth FLNG until commercial terms for the next project are matured. We see demand for several additional FLNG units. Development of FLNG projects is complex and time consuming. In addition to agreement of commercial terms, they require regulatory and environmental approvals that impact timing.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

During 2H 2025 the LNG market saw an increasing focus on a supply wave of new liquefaction capacity to be added over the next ~5 years. We note with interest that most of these capacity additions will be based out of the US, which is already the largest LNG exporter and the marginal producer globally. We are pleased to see FLNG project FID's continue in this environment, with Eni S.p.A. progressing its 2nd FLNG for Mozambique and our own commercial prospects advancing at an unaffected pace. The ability of FLNG to monetize competitive gas reserves, attractive liquefaction capex, flexibility and often a shorter shipping distance from production to end-users versus market averages drives the relative competitiveness of our business model.

Based on recent market sentiment, we expect the energy needed to support emerging Artificial Intelligence (“AI”) and data center build outs to address some of the LNG oversupply fears. We also see significant elasticity in LNG demand relative to alternative fuels. Rising oil prices support the floor for LNG demand elasticity. Additionally, recent geopolitical developments in Europe and the Middle East have once again highlighted the risks to security of global energy supply caused by over dependence on a single supplier or on freedom of navigation.

Investor conference call and webcast

We will host a conference call to discuss our financial and operating results for the fourth quarter 2025 on Wednesday, February 25, 2026, at 8 a.m. Eastern time / 7 a.m. Central time / 1 p.m. London time / 2 p.m. Oslo time. A listen-only webcast of the call and an accompanying slide presentation may be accessed through our website at www.golarlng.com. Following the call, a recording will be made available on our website.

About Golar LNG

Golar LNG Limited (NASDAQ: GLNG) is a LNG infrastructure company. Through its 80-year history, the company has pioneered maritime LNG infrastructure including the world’s first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Today Golar is focused on its FLNG business where it remains the only proven provider of FLNG as a service.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contain references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at December 31, 2025 and for the year ended December 31, 2025, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)

'+/- Income taxes

+ Depreciation and amortization

+ Impairment of long-lived assets

+/- Unrealized (gain)/loss on oil and gas derivative instruments

+/- Other non-operating (income)/losses

+/- Net financial (income)/expense

+/- Net (income)/losses from equity method investments

+/- Net loss/(income) from discontinued operations

+ Sales-type lease receivable in excess of interest income

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, impairment charge, financing costs, tax items, discontinued operations and including sales-type lease receivable in excess of interest income.

Liquidity measures[1]

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Contractual debt	Total debt (current and non-current), net of deferred financing costs	+/-Variable Interest Entity (“VIE”) consolidation adjustments +/-Deferred financing costs

During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.

Total Golar cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits

We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Adjusted interest expense	Interest expense, net	'+/-Variable Interest Entity (“VIE”) consolidation adjustments +Capitalized deemed interest -Deferred financing costs amortization

During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt interest expense is eliminated and replaced with the lessor VIE debt interest expense.

Adjusted interest expense removes the effects of VIE consolidation, adjusted for capitalized deemed interest on qualifying assets and deferred financing costs amortization.

Management believes this measure provides useful supplemental information to investors by enhancing period-over-period and peer comparability and facilitating an assessment of our capital structure.

(1) Please refer to reconciliation below for Total Golar cash, Contractual debt and Adjusted interest expense.

Adjusted EBITDA backlog: This is a non-GAAP financial measure and represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts/agreements. Adjusted EBITDA backlog should not be considered as an alternative to net income / (loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Non-cash items: Non-cash items comprised of impairment of long-lived assets, release of prior year contract underutilization liability, mark-to-market (“MTM”) movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities, gains on derivative instruments, net, and gain/(loss) on debt extinguishment.

Sales-type lease receivable in excess of interest income: Sales-type lease receivable in excess of interest income represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease which commenced in June 2025. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi. This amount is eliminated from the unaudited consolidated statement of operations in accordance with U.S. GAAP.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas vessel

FSRU: Floating Storage and Regasification Unit

FPSO: Floating Production, Storage and Offloading unit

MMBtu: Million British Thermal Units

MTPA: Million Tons Per Annum

Reconciliations - Liquidity Measures

Total Golar cash

(in thousands of $)	December 31, 2025	September 30, 2025	December 31, 2024
Cash and cash equivalents	1,151,221	611,176	566,384
Restricted cash and short-term deposits (current and non-current)	64,196	66,411	150,198
Less: VIE restricted cash and short-term deposits	(11,429)	(16,581)	(17,472)
Total Golar cash	1,203,988	661,006	699,110

Contractual debt

(in thousands of $)	December 31, 2025	September 30, 2025	December 31, 2024
Total debt (current and non-current) net of deferred financing costs	2,758,024	1,917,346	1,452,255
VIE consolidation adjustments (1)	283,886	270,291	241,666
Deferred financing costs	47,013	28,617	22,686
Total contractual debt	3,088,923	2,216,254	1,716,607
Less: Keppel’s share of the Gimi debt	(360,000)	(188,125)	(201,250)
Golar’s share of contractual debt	2,728,923	2,028,129	1,515,357

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Adjusted interest expense

	2025	2025	2025	2024
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
Interest expense, net	23,636	9,289	32,925	—
VIE consolidation adjustments (1)	7,054	6,997	27,745	31,212
Capitalized deemed interest on qualifying assets	17,521	23,277	73,212	48,906
Deferred financing costs amortization	(2,427)	(2,609)	(7,113)	3,396
Adjusted interest expense	45,784	36,954	126,769	83,514
Less: Keppel’s share of the Gimi debt interest expense	(4,490)	(3,692)	(16,892)	(18,160)
Golar’s share of adjusted interest expense	41,294	33,262	109,877	65,354

(1) This represents the difference between the VIE debt and our contractual debt

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

•	our ability to fulfil our obligations under our commercial agreements, including the Liquefaction Tolling Agreement (the “LTA”) for the FLNG Hilli Episeyo (“FLNG Hilli”) and the 20-year Lease and Operate Agreement (the “LOA”) for the FLNG Gimi (“FLNG Gimi”);
•	our ability to perform under our agreement with Southern Energy S.A. (“SESA”) for the deployment of FLNG Hilli and MKII FLNG (“MKII FLNG”) in Argentina, including the timely completion of redeployment and commissioning activities, as well as SESA’s ability to meet its commitments to us;
•	our ability to complete the MKII conversion and FLNG Hilli refurbishment in a timely manner and within budget;

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

•	our ability to obtain additional financing or refinance existing debt on acceptable terms or at all;
•	global economic trends, competition, and geopolitical risks, including actions by the U.S. government, trade tensions or conflicts such as those between the U.S. and China, related sanctions, the potential effects of any Russia-Ukraine peace settlement on liquefied natural gas (“LNG”) supply and demand and heightened political instability in the Middle East, including Iran and Israel conflicts;

•	an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
•	any material decline or prolonged weakness in tolling rates for FLNGs;
•	any failure of shipyards to comply with project schedules, performance specifications or agreed prices;
•	any failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•	continuing volatility in the global financial markets, including commodity prices, foreign exchange rates and interest rates and global trade policy, particularly the imposition of tariffs by the U.S. government;
•	changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•	changes in our ability to retrofit vessels as FLNGs, including the availability of donor vessels to purchase and the time it takes to build new vessels;
•	continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
•	our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining investments on a timely basis or at all;
•	increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew and related costs, repairs and maintenance and spares;
•	claims made or losses incurred in connection with our continuing obligations;
•	the ability of certain parties to meet their respective obligations to us, including indemnification obligations;
•	changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•	rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•	actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) on March 27, 2025 (the “2024 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the unaudited consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of Golar’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the report for the year ended December 31, 2025, includes a fair review of important events that have occurred during the period and their impact on the unaudited consolidated financial statements, the principal risks and uncertainties and major related party transactions.

Our actual results for the year ended December 31, 2025 will not be available until after this press release is furnished and may differ from these estimates. The preliminary financial information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Annual Report on Form 20-F for the year ended December 31, 2025 once it becomes available. Accordingly, you should not place undue reliance upon these preliminary financial results.

February 25, 2026

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda

Investor Questions: +44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Tor Olav Trøim (Chairman of the Board)

Benoît de la Fouchardiere (Director)

Carl Steen (Director)

Dan Rabun (Director)

Lori Wheeler Naess (Director)

Mi Hong Yoon (Director)

Niels Stolt-Nielsen (Director)

Stephen J. Schaefer (Director)

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	2025	2025	2025	2024
	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited
Liquefaction services revenue	58,623	55,971	226,794	224,959
Sales-type lease revenue	44,536	38,706	91,461	—
Vessel management fees and other revenues	29,653	27,858	74,391	23,067
Time and voyage charter revenues	—	—	876	12,346
Total operating revenues	132,812	122,535	393,522	260,372

Vessel operating expenses [1]	(52,111)	(47,046)	(159,894)	(121,583)
Administrative expenses	(5,259)	(8,276)	(29,594)	(27,505)
Project development expenses	(3,020)	(7,123)	(19,231)	(12,341)
Depreciation and amortization	(12,203)	(12,208)	(49,255)	(53,526)
Impairment of long-lived assets	—	—	—	(22,933)
Total operating expenses	(72,593)	(74,653)	(257,974)	(237,888)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	(8,697)	855	(30,212)	39,226
Other operating (loss)/income	(3,588)	(398)	(5,614)	469
Total other operating (loss)/income	(12,285)	457	(35,826)	39,695

Operating income	47,934	48,339	99,722	62,179

Other non-operating income/(loss)	—	—	29,981	(7,000)
Total other non-operating income/(loss)	—	—	29,981	(7,000)

Interest income	10,926	9,129	34,577	37,350
Interest expense, net	(23,636)	(9,289)	(32,925)	—
Gains/(losses) on derivative instruments, net	2,269	547	(7,822)	65
Other financial items, net	(11,412)	(901)	(15,578)	(4,317)
Net financial (loss)/income	(21,853)	(514)	(21,748)	33,098

Income before taxes and net (loss)/income from equity method investments	26,081	47,825	107,955	88,277
Income tax (expense)/benefit	(1,901)	(1,788)	(4,307)	18
Net (loss)/income from equity method investments	(1,032)	(327)	8,928	(7,502)
Net income	23,148	45,710	112,576	80,793

Net (income)/loss attributable to non-controlling interests	(12,790)	(14,228)	(46,900)	(29,954)

Net income attributable to stockholders of Golar LNG Limited	10,358	31,482	65,676	50,839

(1) Starting in the first quarter of 2025, we no longer classify Shipping as a reportable segment, accordingly, voyage, charterhire and commission expenses have been included within the broader vessel operating expenses with retrospective effect.

Supplemental note to the unaudited consolidated statements of operations

The realized and unrealized (loss)/gain on oil and gas derivative instruments consist of the following,

	2025	2025	2025	2024
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
Realized gain on FLNG Hilli’s oil derivative instrument	5,854	6,947	34,051	68,700
Realized gain on FLNG Hilli’s gas derivative instrument	6,002	6,640	28,839	22,950
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives	—	—	—	49,438
Realized gain on oil and gas derivative instruments, net	11,856	13,587	62,890	141,088

Unrealized loss on FLNG Hilli’s oil derivative instrument	(11,679)	(4,299)	(55,428)	(47,272)
Unrealized loss on FLNG Hilli’s gas derivative instrument	(8,874)	(8,433)	(37,674)	(6,511)
Unrealized MTM adjustment on commodity swap derivatives		—	—	(48,079)
Unrealized loss on oil and gas derivative instruments	(20,553)	(12,732)	(93,102)	(101,862)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	(8,697)	855	(30,212)	39,226

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2025	2025	2025	2024
	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited

Net income	23,148	45,710	112,576	80,793

Other comprehensive income/(loss)
(Losses)/gains associated with pensions, net of tax	(37)	1,308	2,379	(92)
Share of equity method investment's comprehensive income/(loss)	268	180	1,429	(579)
Net other comprehensive income/(loss)	231	1,488	3,808	(671)

Comprehensive income	23,379	47,198	116,384	80,122

Comprehensive income attributable to

Stockholders of Golar LNG Limited	10,589	32,970	69,484	50,168
Non-controlling interests	12,790	14,228	46,900	29,954
Comprehensive income	23,379	47,198	116,384	80,122

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2025	2024
	Dec 31	Dec 31
(in thousands of $)	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	1,151,221	566,384
Restricted cash and short-term deposits	24,695	75,579
Trade accounts receivable and accrued income	35,518	29,667
Amounts due from related parties	23,228	20,354
Current portion of net investment in sales-type lease	146,829	—
Other current assets	32,013	47,882
Total current assets	1,413,504	739,866

Non-current assets
Restricted cash	39,501	74,619
Equity method investments	45,011	43,665
Asset under development	1,228,129	2,261,197
Vessels and equipment, net	931,192	1,079,745
Net investment in sales-type leases	1,601,452	—
Intangible assets	2,070	2,348
Non-current amounts due from related parties	1,691	6,006
Other non-current assets	63,051	160,231
Total assets	5,325,601	4,367,677

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	(301,202)	(521,282)
Trade accounts payable	(123,605)	(198,906)
Accrued expenses	(101,619)	(66,071)
Other current liabilities	(28,914)	(55,265)
Total current liabilities	(555,340)	(841,524)

Non-current liabilities
Long-term debt	(2,456,822)	(930,973)
Other non-current liabilities	(245,885)	(225,776)
Total liabilities	(3,258,047)	(1,998,273)

Equity
Stockholders' equity	(1,842,976)	(2,014,151)
Non-controlling interests	(224,578)	(355,253)

Total liabilities and stockholders' equity	(5,325,601)	(4,367,677)

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2025	2025	2025	2024
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
OPERATING ACTIVITIES
Net income	23,148	45,710	112,576	80,793
Net income from continuing operations	23,148	45,710	112,576	80,793
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	12,203	12,208	49,255	53,526
Loss on disposal of long lived asset	—	—	451	—
Loss on extinguishment of debt	9,954	—	9,954	—
Gain on recognition of FLNG Gimi sales-type lease	—	—	(29,981)	—
Impairment of long-lived assets	—	—	—	22,933
Amortization of deferred financing costs and debt guarantees, net	2,533	2,609	7,113	3,054
Write off of shareholder loan	7,054		7,054	—
(Release of)/ provision for credit loss	(1,324)	398	251	—
Dividend received from equity method investments	—		—	456
Net loss/(income) from equity method investments	1,032	327	(8,928)	7,502
Drydocking expenditure	—	—	—	(2,926)
Compensation cost related to employee stock awards	1,983	2,353	9,920	7,181
Net foreign exchange losses/(gains)	41	537	1,716	(205)
Sales-type lease receivable in excess of interest income[1]	10,314	10,141	22,536	—
Change in fair value of derivative instruments (interest rate swaps)	(2,551)	2,101	11,161	5,971
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains	17,392	9,571	80,561	89,286
Change in assets and liabilities:
Trade accounts receivable and accrued income	15,006	43,261	37,301	9,535
Other current and non-current assets	51,405	(3,719)	43,907	33,124
Amounts due from related parties	(21,020)	(495)	(21,053)	(1,064)
Trade accounts payable	3,819	114	7,403	3,587
Accrued expenses	1,155	24,082	35,320	4,069
Other current and non-current liabilities	(2,117)	(195)	94,412	1,419
Net cash provided by operating activities	130,027	149,003	470,929	318,241

INVESTING ACTIVITIES
Additions to asset under development	(119,829)	(308,573)	(853,361)	(376,342)
Additions for FLNG Hilli redeployment	(20,017)	(9,912)	(29,929)	—
Additions to equity method investments	(10,853)	(13)	(30,134)	—
Loan advanced to related parties	(643)	(1,049)	(2,490)	(17,930)
Additions to intangibles	(192)	—	(192)	(1,531)
Additions to vessels and equipment	(12)	—	(12)	(62,206)
Consideration received for the sale of long-lived asset	—	—	24,828	—
Additions to other investments	—	—	—	(5,000)
Proceeds from subscription of equity interest in Gimi MS	—	—	21,020	45,206
Proceeds from sale of equity method investment	—	—	39,143	822
Proceeds from short-term loan advanced to related parties	—	—	17,930	—
Net cash used in investing activities	(151,546)	(319,547)	(813,197)	(416,981)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	1,700,000	—	2,275,000	371,145
Proceeds from exercise of share options	220	1,182	3,210	5,705
Financing costs paid	(30,698)	(779)	(42,258)	(6,688)

	2025	2025	2025	2024
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
Purchase of treasury shares	(41,314)	—	(144,039)	(14,180)
Cash dividends paid	(227,928)	(25,590)	(305,848)	(115,352)
Repayments of short-term and long-term debt	(840,931)	(33,983)	(944,962)	(136,859)
Acquisition of Hilli LLC minority interests	—	—	—	(59,919)
Net cash provided by/(used in) financing activities	559,349	(59,170)	841,103	43,852

Net increase/(decrease) in cash and cash equivalents, restricted cash, short-term deposits	537,830	(229,714)	498,835	(54,888)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	677,587	907,301	716,582	771,470
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	1,215,417	677,587	1,215,417	716,582

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Retained (Losses)/Earnings	Non-Controlling Interests	Total Equity
Balance at December 31, 2023 (Audited)	104,578	—	1,691,128	200,000	(5,072)	77,035	534,774	2,602,443

Net income	—	—	—	—	—	50,839	29,954	80,793
Dividends	—	—	—	—	—	(104,107)	(195,245)	(299,352)
Exercise of share options	512	—	5,193	—	—	—	—	5,705
Employee stock compensation	—	—	7,308	—	—	—	—	7,308
Forfeiture of employee stock compensation	—	—	(295)	—	—	—	—	(295)
Restricted stock units	124	—	(124)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	45,206	45,206
Repurchase and cancellation of treasury shares	(679)	—	—	—	—	(13,501)	—	(14,180)
Other comprehensive income	—	—	—	—	(671)	—	—	(671)
Reacquisition of common units of Hilli LLC (2)	—	—	1,883	—	—	—	(59,436)	(57,553)

Balance at December 31, 2024	104,535	—	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Retained (Losses)/Earnings	Non-Controlling Interests	Total Equity
Balance at December 31, 2024 (Audited)	104,535	—	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404

Net income	—	—	—	—	—	65,676	46,900	112,576
Dividends	—	—	—	—	—	(103,348)	(202,500)	(305,848)
Exercise of share options	233	—	2,977	—	—	—	—	3,210
Employee stock compensation	—	—	10,221	—	—	—	—	10,221
Forfeiture of employee stock compensation	—	—	(432)	—	—	—	—	(432)
Restricted stock units	127	—	(127)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	21,020	21,020
Repurchase and cancellation of treasury shares	(3,576)	(684)	—	—	—	(139,779)	—	(144,039)
Other comprehensive loss	—	—	—	—	3,808	—	—	3,808
Reacquisition of Hilli LLC's non-controlling interests	—	—	—	—	—	(6,271)	3,905	(2,366)
Balance at December 31, 2025	101,319	(684)	1,717,732	200,000	(1,935)	(173,456)	224,578	2,067,554

(1) Contributed Surplus is “capital” that can be returned to stockholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) In December 2024, we repurchased Seatrium’s and Black & Veatch’s minority ownership interests in Hilli LLC for $59.9 million cash and our assumption of waived distribution rights to these units for the period from October 1 to December 23, 2024.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the net finance lease obligation between us and the lessor VIE as at December 31, 2025:

(in thousands of $)	Total contractual debt	Golar’s share of contractual debt		Total scheduled capital repayments over the next 12 months	GLNG’s share of scheduled capital repayments over the next 12 months
Non-VIE debt
2024 Unsecured Bonds	300,000		300,000
2025 Convertible Bonds	575,000		575,000
2025 Senior Unsecured Notes	500,000		500,000
Gimi facilities	1,200,000	70%	840,000	(75,000)	70%	(52,500)

Net finance lease obligations between Golar and the lessor VIE (1)
FLNG Hilli	513,923		513,923	(42,210)		(42,210)

Total Contractual Debt	3,088,923		2,728,923	(117,210)		(94,710)

(1) Under US GAAP, we consolidate the lessor VIE. Accordingly, the net finance lease obligation between Golar and the lessor VIE is eliminated.

The table below represents our anticipated contractual capital repayments for the next five years as at December 31, 2025, including the net finance lease obligation between us and the lessor VIE which is eliminated on consolidation:

(in thousands of $)	2026	2027	2028	2029	2030
Non-VIE debt
2024 Unsecured Bonds	—	—	—	(300,000)	—
2025 Convertible Bonds	—	—	—	—	(575,000)
2025 Senior Unsecured Notes	—	—	—	—	(500,000)
Gimi facilities	(75,000)	(75,000)	(75,000)	(75,000)	(75,000)

Net finance lease obligations between Golar and the lessor VIE (1)
FLNG Hilli	(42,210)	(42,210)	(42,210)	(42,210)	(42,210)

Total Contractual Capital Repayments	(117,210)	(117,210)	(117,210)	(417,210)	(1,192,210)

Included within the restricted cash and short-term deposits and debt balances are amounts relating to the lessor VIE entity that we are required to consolidate under US GAAP into our financial statements. The table represents the impact of consolidating our remaining lessor VIE into our balance sheet, with respect to the following line items:

(in thousands of $)	December 31, 2025	December 31, 2024
Restricted cash and short-term deposits	11,429	17,472

Current portion of long-term debt and short-term debt	(229,654)	(278,551)
Long-term debt	—	(33,432)
Total debt, net of deferred financing costs	(229,654)	(311,983)

The consolidated results and net assets of the consolidated lessor VIE entity are based on management’s best estimates. Between the timing of our Q4 2025 earnings release and the filing of our 2025 annual report on Form 20-F, in the event the consolidated lessor VIE enter into binding long-term refinancing agreements, the classification of debt between current and non-current may change.